EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Cancellation of Structural Separation Obligation

Further to the Company's disclosure in sections 1.7.2 and 1.7.3 of the Description of the Company's Business Activities in the periodic report for the year 2015 and the updates to such sections in the report for the third quarter of 2016, the Company reports that on December 22, 2016 notice was received from the Director General of the Ministry of Communications dated December 21, 2016 regarding "Cancellation of the structural separation obligation in the Bezeq Group" (the "Notice").

Pursuant to the Notice the Ministry of Communications, in the first stage, is advancing the cancellation of the corporate separation in the Bezeq Group, such that the activities of Bezeq's subsidiary companies will be structured under a single corporate entity with divisional separation between each of the activities, while the regulatory guidelines regarding structural separation between the different activities, currently set in the Company's license, will be maintained in their competitive aspects.

The Notice states that the aforesaid is subject to the Company's commitment to invest in infrastructure, according to which the Company will accelerate the deployment of a broadband network (fiber optics) in order to launch the service at the beginning of 2017 and set an accelerated deployment plan for 76% of households within three years, as well as meet the full universal deployment obligation at a date to be determined.

The Company's commitment will be formalized in the amended license regarding the cancellation of the corporate separation. It will also include an amendment to the engineering addendum to its license regarding the plan for deployment of a fiber optic network, including timetable, with emphasis on deployment in the periphery and rural areas which will be implemented concurrently with the cancellation of the structural separation.

According to the Notice, the Ministry of Communications clarified that in addition to the aforesaid, it intends to hold a hearing during 2017 regarding the procedures for the cancellation of the structural separation.

The Company is examining the prospect of implementing the aforementioned cancellation of corporate separation.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.